SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 ------------


                                 SCHEDULE 13G
                                (RULE 13D-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)
                        (AMENDMENT NO. __________)1


                         Mitel Networks Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)


                               Common Shares
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                -----------
-------------------------------------------------------------------------------
                               (CUSIP Number)


                               April 23, 2004
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|Rule 13d-1(b)
      |_|x Rule 13d-1(c)
      |_|Rule 13d-1(d)

---------------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Power Technology Investment Corporation/Not Applicable

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)|_|
                                                               (b)x|_|

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada

  NUMBER OF    5  SOLE VOTING POWER       16,000,000
    SHARES
 BENEFICIALLY  6  SHARED VOTING POWER              0
OWNED BY EACH
  REPORTING    7  SOLE DISPOSITIVE POWER  16,000,000
 PERSON WITH
               8  SHARED DISPOSITIVE POWER         0

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,000,000*

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES  |_|

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           12.6%

 12  TYPE OF REPORTING PERSON
           CO


*This amount does not include shares of capital stock beneficially owned by the other parties to the Shareholders Agreement, dated April 23, 2004, between Mitel Networks Corporation, EdgeStone Capital Equity Fund II-B GP, Inc., Mitel Systems Corporation, Mitel Knowledge Corporation, Zarlink Semiconductor Inc., Power Technology Investment Corporation, Wesley Clover Corporation and Terrence H. Matthews, as filed as Exhibit 99.1 hereto, as to which the Reporting Person disclaims beneficial ownership.

ITEM 1(a).  NAME OF ISSUER:

            Mitel Networks Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            350 Legget Drive, Ottawa, ON  K2K 2W7  Canada


ITEM 2(a).  NAME OF PERSON FILING:

            Power Technology Investment Corporation


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
            RESIDENCE:

            751, Square Victoria, Montreal, Quebec  H2Y 2J3 Canada

ITEM 2(c).  CITIZENSHIP:

            Canada




ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Shares




ITEM 2(e).  CUSIP NUMBER:

            -----

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a)   |_|  Broker or dealer registered under Section 15 of the
                Exchange Act.

     (b)   |_|  Bank as defined in Section 3(a)(6) of the Exchange
                Act.

     (c)   |_|  Insurance company as defined in Section 3(a)(19) of
                the Exchange Act.

     (d)   |_|  Investment company registered under Section 8 of the
                Investment Company Act.

     (e)   |_|  An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

     (f)   |_|  An employee benefit plan or endowment fund in
                accordance with Rule 13d-1(b)(1)(ii)(F);

     (g)   |_|  A parent holding company or control person in
                accordance with Rule 13d-1(b)(ii)(G);

     (h)   |_|  A savings association as defined in Section 3(b) of
                Federal Deposit Insurance Act;

     (i)   |_|  A church plan that is excluded from the definition of
                an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)   |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP.

                Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)      Amount beneficially owned as April 23, 2004:
              16,000,000 common shares*
              -----------------------------------------------------------------

     (b)      Percent of class:
              12.6%**
              -----------------------------------------------------------------

     (c) Number of shares as to which such person has as of April 23, 2004:

     (i)      Sole power to vote or to direct the vote 16,000,000 shares,
                                                       -----------------

     (ii)     Shared power to vote or to direct the vote 0 shares,
                                                         --------

     (iii)    Sole power to dispose or to direct the disposition
              of 16,000,000 shares,
                 -----------------

     (iv)     Shared power to dispose or to direct the disposition
              of 0 shares,
                 --------

   * Represents common shares issuable upon conversion of Series B Convertible Preferred Shares, which were acquired by the Reporting Person on April 23, 2004 in exchange for 4,000,000 common shares previously acquired by the Reporting Person in August 2001. The foregoing exchange was made in connection with then existing anti-dilution rights of the Reporting Person.

   **   This percentage was calculated pursuant to Rule 13d-3(d)(1)(i) and assumes that none of the outstanding Series A Convertible Preferred Shares or Series B Convertible Preferred Shares (other than those held by the Reporting Person) or any other convertible securities of the issuer have been converted into common stock.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
           securities, check the following [     ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           See attached Exhibit 99.2 for information regarding persons who may be deemed to control the Reporting Person.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           N/A


ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           N/A



ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           N/A



ITEM 10.   CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   May 3, 2004
                                   -----------------------------
                                            (Date)



                                   POWER TECHNOLOGY INVESTMENT
                                   CORPORATION

                               By: /s/ Leslie Raenden
                                   -----------------------------
                                          (Signature)

                                   Leslie Raenden, Executive
                                   Vice President Finance
                                   -----------------------------
                                         (Name/Title)